SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Item
SIGNATURES

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “ QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2004 SECOND HALF AND FULL YEAR RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.
Date: March 7, 2005	By:	/s/ Agustin Garcia Mansilla
		Name:	Agustin Garcia Mansilla
		Title:	Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2004 SECOND HALF AND FULL YEAR RESULTS

LUXEMBOURG – MARCH 2, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the six months and full year ended December 31, 2004.

Results for the previous year, that is full year 2003, consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s former Southern Cone Assets for eleven months, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

Highlights – Second half 2004

•	EBITDA increased 19% to US$ 159.2 million from US$ 133.9 million a year earlier, while EBITDA margin improved 0.5 percentage points to 38.3%.

•	Beer sales volumes increased 6.3% to 8.2 million hectoliters.

•	Soft drink sales volumes increased 14.1% to 3.7 million hectoliters.

•	Net profit after tax was US$ 24.4 million, or US$ 0.216 per share, for the second half and US$ 59.0 million, or US$ 0.523 per share, for the full year 2004.

Financial review – Second half 2004

Beer volume sales increased to 8,171,000 hectoliters from 7,689,000 hectoliters a year earlier, due to improvements in all of the Company’s markets and particularly in Argentina and Bolivia. Volumes for soft drinks increased 14% to 3,695,000 hectoliters, reflecting the strong recovery of the market in both Argentina and Uruguay.

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Quilmes Industrial (Quinsa) S.A.
Page Two — March 2, 2005

Domestic volume breakdown (thousands of hectoliters)

	Six months to		Twelve months to
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003 (*)
Argentina beer	5,421	5,287	10,396	9,921
Argentina CSD, and other beverages	3,544	3,123	6,490	5,901
Bolivia	1,205	1,027	2,129	1,826
Chile	204	191	379	418
Paraguay beer	968	890	1,836	1,614
Uruguay beer	334	276	584	444
Uruguay (CSD&W)	152	116	281	195

Exports & other, net	38	18	50	38

TOTAL	11,866	10,928	22,145	20,357

(*)	Beer volumes for Argentina, Paraguay and Uruguay do not include volumes for the AmBev operations for January 2003, since these operations were consolidated as of January 31, 2003.

Net sales increased approximately 17% to US$ 415.1 million, from US$ 353.8 million in the second half 2003. This was principally the result of higher average prices for beer, particularly in Argentina and Paraguay, and for soft drinks in Argentina. Further, an increase in beer volumes, particularly in Bolivia and Argentina, and in soft drink volumes in both Argentina and Uruguay, also contributed to the improvement in revenues. The following is a breakdown of sales by business:

Revenues breakdown (millions of dollars)

	Six months to		Twelve months to
	Dec 31, 2004	Dec 31, 2003	Dec 31,2004	Dec 31, 2003 (*)
Argentina beer	183.9	157.6	345.4	273.2
Argentina CSD, and other beverages	90.8	76.3	167.9	139.2
Bolivia	61.9	51.8	108.0	92.2
Chile	12.2	11.1	23.0	22.2
Paraguay beer	48.3	41.8	90.6	71.6
Uruguay beer	16.3	12.6	27.3	19.7
Uruguay (CSD&W)	5.2	3.9	9.3	6.6

Other (net)	(3.5)	(1.3)	(6.3)	(2.0)

TOTAL	415.1	353.8	765.2	622.7

(*)	Beer revenues for Argentina, Paraguay and Uruguay include revenues for the AmBev operations for eleven months of 2003, since these operations were consolidated as of January 31, 2003

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Quilmes Industrial (Quinsa) S.A.
Page Three — March 2, 2004

Gross profit increased to US$ 220.5 million from US$ 187.5 million a year earlier. This was largely the result of higher volume sales in all of the Company’s markets and also price increases, particularly in the Argentine beer business and in Paraguay. Also contributing to the increase in gross profit were continuing cost reductions and improvements to the Company’s industrial efficiency. Partially offsetting these improvements were certain cost increases, such as labor, PET and utility rates, particularly in Argentina. The price of barley has declined by approximately 24%, leading to a one-time charge of US$ 7.7 million on inventories. Gross margin was virtually unchanged at 53.1%, compared to 53.0% for the second half of 2003. Barring the one-time effect of the barley charge, gross margin would have been 55.0% in 2004

Selling and marketing expenses increased 10% to US$ 86.7 million, largely as a result of higher advertising expenses in the Argentine soft drinks business, in Paraguay and in the Argentine beer business. Transportation costs also increased, particularly in Argentina and Uruguay, due to higher volumes, a larger proportion of direct sales in Argentina, and increases in labor and fuel oil costs. Despite this fact, total consolidated selling and marketing expenses declined 1.3 percentage points over sales, further pointing to the successful implementation of synergies with AmBev’s former businesses.

Administrative and general expenses declined 4.1% to US$ 18.8 million, principally as a result of lower expenses in Argentina and Bolivia, and amounted to 4.5% of sales, compared to 5.5% of sales for the second half of 2003.

As a result of these variations, operating profit for the second half of 2004 increased to US$ 115.0 million, from US$ 89.3 million for the same period in 2003. EBITDA increased approximately 19% to US$ 159.2 million, from US$ 133.9 million in 2003.

Net interest expense declined by approximately 30% to US$ 11.3 million, compared to the US$ 16.2 million for the second half 2003. This was a result of a lower average net debt position, even though the net debt balances at the end of the 2004 and the 2003 second halves remained unchanged. The Company was able to reduce the cost of its indebtedness by raising new debt to prepay its original, more expensive debt. The translation effect on the Company’s balance sheet for the second half of 2004 was a loss of US$ 2.2 million, principally due to the depreciation of the Argentine peso and the Paraguayan guaraní relative to the US dollar since June 2004.

Other income (expense) net, was US$ (30.6) million in 2004, compared to US$ 8.5 million in 2003. The difference was in part due to an US$ 8.3 million increase in other expenses, in turn the result of a larger bonus pool for senior management as financial results improved, larger severance payments, and expenses related to the termination of distribution agreements. Also, other income declined by US$ 30.8 million, compared to 2003, as in 2003 the Company was able to reverse contingency reserves for approximately US$ 29.4 million.

The charge for income tax increased to US$25.0 million in 2004, from US$ 7.5 million in 2003. This was principally due to the 2003 capitalization of tax loss carry forwards, reflecting a much improved operating environment.

Despite a 29% increase in operating profit, the reversal of contingency reserves and the capitalization of tax loss carry forwards in 2003 (both non-cash items), led to a decline in net income to US$ 24.4 million, or US$ 0.216 per share, in 2004 from US$ 46.9 million, or US$ 0.371 per share, in 2003.

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Quilmes Industrial (Quinsa) S.A.
Page Four — March 2, 2005

Total shareholders’ equity and minority interest increased to US$ 913.4 million as of December 31, 2004 from US$ 870.4 million as of December 31, 2003. The Company’s net debt position — total bank debt net of cash and short-term investments — was US$ 142.4 million as of December 31, 2004, compared to US$ 149.6 million a year earlier. The balance of net debt was maintained virtually unchanged despite investing approximately US$ 156.0 million in the repurchase of Quinsa’s and its subsidiaries’ own shares over the prior 12 months. The long term debt portion of total bank debt was US$ 257.7 million, compared to US$ 238.6 million a year earlier.

Capital expenditures, excluding acquisitions, reached US$ 52.4 million during the second half of 2004 and US$ 24.6 million for the same period in 2003. A large part of these investments were related to the acquisition of bottles and crates and to the purchase of coolers to be installed at points of sale. They also included initial work on a new glass bottle factory in Paraguay, which will be used to partially source the Company’s bottle needs, and the expansion of capacity at the Tres Arroyos malting facility in Argentina.

Financial Review – Fiscal Year 2004

For the twelve months ended December 31, 2004, beer volumes increased 7.8% to 15,376,000 hectoliters, reflecting strong volume growth in all of our markets, with the exception of Chile, where we stopped selling the Heineken brand in June 2003. Beer volume growth was particularly strong in Paraguay and Uruguay, both markets that had suffered large volume declines in 2003. Bolivia and Argentina also posted solid growth. Soft drink volumes increased 11.1% to 6,770,000 hectoliters as a result of continued market growth in Argentina, and of a strong recovery in Uruguay.

Net sales were US$ 765.2 million compared to US$ 622.7 million for the same period in 2003. This was principally the result of higher pricing, particularly in Argentina. Also contributing to the increase in revenues were the higher volumes in Argentina, Bolivia, Paraguay and Uruguay.

Gross profit for full year 2004 was US$ 410.7 million, a 36% increase on the US$ 301.4 million of 2003. This was principally the result of a substantial increase in revenues, and also of cost savings due to improvements in industrial efficiency. Gross margin for 2004 fiscal year was 53.7%, compared to 48.4% in 2003. In fact, excluding the one-time charge related to barley inventories, which is mentioned above, gross margin for 2004 would have been 54.7%.

Selling and marketing expenses increased 11.1% reflecting higher advertising expenses in the Argentine soft drink business, Bolivia and Paraguay, and higher costs of freight in all of the Company’s markets. Thus, operating profit for the year 2004 was US$ 214.9 million, compared to US$ 119.5 million in 2003.

The translation effect on the Company’s balance sheet for 2004 was a loss of US$ 1.6 million, compared to a profit of US$ 7.2 million last year. An appreciation of the Argentine peso on average during 2003, accounted for approximately 86% of the translation effect for that year.

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Quilmes Industrial (Quinsa) S.A.
Page Five — March 2, 2005

Other income (expense) was US$ (40.0) million in 2004 compared to US$ (6.1) million in 2003, principally as the Company was able to reverse contingency reserves during 2003, thus creating non-recurring other income that year. Also contributing to the higher expense were an increase in the bonus pool for senior management and a 33% increase in the federal tax collected on debits and credits to the Company’s bank accounts. Partially offsetting these effects was a 36% decline in severance payments, as most of the restructuring that followed the Company’s association with AmBev has been completed.

Net income for 2004 was US$ 59.0 million, or US$ 0.523 per share, compared to US$ 36.8 million, or US$ 0.291 per share for 2003.

MARKETS

ARGENTINA:
Beer: Total volume sales, including exports, increased 3% compared to the second half 2003, reaching 5.5 million hectoliters. The Company’s market share reached 79.1% for the full year, according to Nielsen.

The Company continued to be very active in terms of marketing actions. After re-launching the Iguana brand in the premium segment of the market during the first half of the year, we introduced the locally brewed Stella Artois brand in the same segment, in November. The Company thus continues to consolidate its presence in the on-premise channel, in an effort to enhance the current gap between our share of market and our share of value.

Net revenues increased to US$ 183.9 million for the second half of 2004 compared to US$ 157.6 million in 2003. This improvement largely reflects the price increases introduced between September 2003 and November 2004, for an average of approximately 12%, and improvements in the value chain of the Company. Further, the average exchange rate for both periods was relatively stable, so that local price increases largely translated into dollar-price increases. Higher volumes also contributed to the increase in revenues.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Total headcount for the consolidated Argentine business, for example, declined 4% over the 12 months to December 2004. Thus, despite a slight increase in transportation expenses, in turn the result of a larger direct sales operation, and a 14% increase in the cost of barley, EBITDA increased to US$ 79.2 million for the second half 2004, compared to US$ 67.1 million for 2003, while EBITDA margin was 43.1%. Excluding the one-time charge related to barley inventories in order to give a fair picture of the business’ operating performance, EBITDA would have increased 30%, compared to the second half of 2003, and EBITDA margin would have been 47.3%.

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Quilmes Industrial (Quinsa) S.A.
Page Six — March 2, 2005

Operating Highlights

	2 H 2004	2 H 2003	FY 2004	FY 2003 (#)
Total volumes (hectoliters) (“)	5,475,000	5,305,000	10,480,000	9,959,000
Net revenues (US$ mm)	183.9	157.6	345.4	273.2
Operating profit (US$ mm)	55.3	45.8	111.2	61.7
EBITDA (US$ mm)	79.2	67.1	156.3	106.5
EBITDA margin	43.1%	42.6%	45.3%	39.0%

(*)	These figures include exports and inter-company sales.

(#)	Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations for eleven months of 2003, since they were consolidated as of January 31, 2003.

Soft Drinks: Volumes for soft drinks and other beverages increased 13.5% to 3,544,000 hectoliters, compared to the second half of 2003. The Company continued to rely on modern and innovative introductions to support the success of its business. In that line, for example, it has introduced products such as Seven Up Ice, and new flavors for Gatorade Fierce.

Net sales were US$ 90.8 million, compared to US$ 76.3 million in the second half of 2003. This was due to both price increases introduced over the past twelve months and to higher volume sales. In fact, average prices were approximately 5% higher than for the same period in 2003. In line with our strategy of focusing on the A-brand segment of the market, the Company has continued the process of repositioning the Mirinda brand by substantially reducing, and then maintaining, the price gap with its competition and increasing advertising and promotional support for the brand.

Market share for full year 2004 in the A-segment was 28.3%, according to Nielsen, while it increased 2.7 points to 28.8% for December 2004, compared to December 2003.

Regarding the business’ financial performance, production costs increased slightly during the second half of 2004 as the cost of concentrate (which is a function of selling prices), resin and bottle caps all increased. Also, investments in advertising more than doubled due to a combination of the following factors: (i) a 19% increase in revenues, (ii) during 2003 the Company was given a special rebate by PepsiCo on its cooperative marketing fund, (iii) during 2004 the business began to expense point-of-sale materials when purchased rather than when used, (iv) an increase in Gatorade sales, which carries a higher investment commitment, and (v) costs associated with the repositioning of Mirinda. As a result of these developments, EBITDA for the second half of 2004 was US$ 10.1 million, compared to US$ 13.0 million in 2003.

Operating Highlights

	2 H 2004	2 H 2003	FY 2004	FY 2003
Total volumes (SD&W, and functional beverages - in hl)	3,544,000	3,123,000	6,490,000	5,901,000
Net revenues (US$ mm)	90.8	76.3	167.9	139.2
Operating profit (US$ mm)	2.9	4.3	7.1	1.5
EBITDA (US$ mm)	10.1	13.0	21.3	18.2
EBITDA margin	11.1%	17.1%	12.7%	13.1%

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Quilmes Industrial (Quinsa) S.A.
Page Seven — March 2, 2005

BOLIVIA:

Domestic volume sales increased 17.3% during the second half of 2004, reaching 1,205,000 hectoliters compared to 1,027,000 hectoliters for the same period in 2003. This performance reflects strong market growth, since market share was stable.

Net revenues increased 19.5% to US$ 61.9 million, as a result of the increase in volume and to a better brand mix, with higher volume sales of the Paceña and Huari brands. The Company continued to focus on cost reductions, and cash production costs per hectoliter declined 4% in dollar terms, compared to the second half of 2003, despite price increases for certain inputs such as malt. Administrative expenses declined 10% as well, principally due to a 20% reduction in headcount.

As a result of these actions, EBITDA increased to US$ 35.7 million from US$ 26.7 million a year earlier.

Operating Highlights

	2 H 2004	2 H 2003	FY 2004	FY 2003
Total volumes (hectoliters) (*)	1,215,000	1,041,000	2,143,000	1,843,000
Net revenues (US$ mm)	61.9	51.8	108.0	92.2
Operating profit (US$ mm)	30.6	21.1	50.2	35.6
EBITDA (US$ mm)	35.7	26.7	60.6	46.5
EBITDA margin	57.6%	51.4%	56.1%	50.4%

(*)	Includes exports and inter-company sales

CHILE:

Quinsa’s domestic beer volumes increased 6.8% to 204,000 hectoliters from 191,000 last year, while market share was stable at 11%. Net revenues increased to US$ 12.2 million, compared to US$ 11.1 million last year. This was principally the result of an increase in volume sales. A 7.8% appreciation of the Chilean peso more than compensated for aggressive pricing for one-way formats in the supermarket channel, which was used to meet actions by the competition. The Company continued to strengthen its regular Becker brand, especially in the traditional channel. Becker volumes grew 9% during the second semester of 2004, compared to the previous year.

A tight control on selling, marketing and administrative expenses has allowed the business to post a 33% increase in EBITDA for the second half of the year compared to 2003, and to double EBITDA for the full year, also compared to 2003.

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Quilmes Industrial (Quinsa) S.A.
Page Eight – March 2, 2005

Operating Highlights

	2 H 2004	2 H 2003	FY 2004	FY 2003
Total volumes (hectoliters) (*)	205,000	192,000	380,000	419,000
Net revenues (US$ mm)	12.2	11.1	23.0	22.2
Operating loss (US$ mm)	0.0	(0.6)	(0.2)	(2.0)
EBITDA (US$ mm)	0.8	0.6	1.6	0.8
EBITDA margin	6.9%	5.6%	7.1%	3.5%

(*)	Includes exports and inter-company sales

PARAGUAY:

The Paraguayan market has continued the recovery that had started during the fourth quarter of 2003, with volumes increasing 8.8% to 968,000 hectoliters for the second half of 2004, compared to 890,000 hectoliters for 2003. The improvement was the result of a more favorable economic climate and also of the conservative price policy followed by the Company. In fact, price increases were principally related to the repositioning of brands within Quinsa’s portfolio at the beginning of the year, to local consumer inflation, and to a slight appreciation of the guaraní relative to the US dollar.

Net revenues increased 15.6% to US$ 48.3 million, principally as a result of higher volume sales, a better brand mix, as Brahma has nearly doubled its share, a 6% price increase introduced in November 2004 — the first increase in two years -, and a 2% appreciation of the local currency. The second half continues to reflect the success of our synergies program, as raw materials declined 5% on a per hectoliter basis despite an increase in the price of malt. These effects led to EBITDA increasing 19% to US$ 27.5 million.

Operating Highlights (beer business)

	2 H 2004	2 H 2003	FY 2004	FY 2003(#)
Total volumes (hectoliters)	968,000	890,000	1,836,000	1,614,000
Net revenues (US$ mm)	48.3	41.8	90.6	71.6
Operating profit (US$ mm)	22.9	17.5	42.1	25.3
EBITDA (US$ mm)	27.5	23.1	51.8	35.8
EBITDA margin	57.0%	55.2%	57.2%	50.0%

(#)	Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations for eleven months of 2003, since these operations were consolidated as of January 31, 2003

URUGUAY:

The Company has followed a policy of not increasing prices since 2003. This policy, in addition to a solid performance of the Uruguayan economy, has led to an increase in domestic beer volume sales of more than 20%. Thus, total domestic beer volume was 334,000 hectoliters, compared to 276,000 hectoliters during the second half of 2003. Soft drink volumes also posted strong growth, reaching 152,000 hectoliters compared to 116,000 hectoliters for the second half of 2003.

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Quilmes Industrial (Quinsa) S.A.
Page Nine – March 2, 2005

Net revenues increased to US$ 21.5 million compared to US$ 16.5 million last year, principally due to the increase in volumes. Also, beer prices increased marginally, mainly due to the repositioning of our Patricia brand and to lower distribution margins, while soft drink prices declined in dollar terms due to a higher proportion of glass returnable bottles in our sales mix.

The increase in volumes and revenues, added to a decline in fixed cash costs, have allowed the business to post a very significant improvement in EBITDA, reaching US$ 6.7 million during the second half of 2004, compared to US$ 4.6 million in 2003.

Operating Highlights

	2 H 2004	2 H 2003	FY 2004	FY 2003 (#)
Total volumes (beer, hectoliters) (*)	342,000	276,000	593,000	445,000
Total volumes (CSD&W, hectoliters)	152,000	116,000	281,000	195,000
Net revenues (US$ mm)	21.5	16.5	36.7	26.4
Operating profit (US$ mm)	4.8	2.7	7.5	0.3
EBITDA (US$ mm)	6.7	4.6	11.2	4.4
EBITDA margin	31.0%	27.7%	30.6%	16.6%

(*)	Includes exports and inter-company sales
(#)	Beer volumes for Argentina, Paraguay and Uruguay include volumes for the AmBev operations for eleven months of 2003, since these operations were consolidated as of January 31, 2003

OTHER MATTERS

Share buy-back programs: The balance of the Company’s own shares held in Treasury as of the date of this release is the following:

Class A shares	5,330,807
Class B shares	21,178,873

Shares outstanding, net of Treasury stock, are:

Class A shares	631,772,693
Class B shares	49,649,780

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Quilmes Industrial (Quinsa) S.A.
Page Ten – March 2, 2005

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

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Quilmes Industrial (Quinsa) S.A.
Page Eleven – March 2, 2005

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(US. Dollars in millions, except per share amounts)

	Six months ended Dec. 31st,		Twelve months ended Dec. 31st,
	2004	2003	2004	2003
Net sales	415.1	353.8	765.2	622.7
Cost of goods sold	(194.6)	(166.3)	(354.5)	(321.3)

Gross profit	220.5	187.5	410.7	301.4

Selling and marketing expenses	(86.7)	(78.6)	(159.4)	(143.5)
Administrative and general expenses	(18.8)	(19.6)	(36.4)	(38.4)

Operating profit	115.0	89.3	214.9	119.5

Interest income	5.0	6.6	7.7	12.3
Interest expense	(16.3)	(22.8)	(28.5)	(38.8)
Goodwill amortization	(11.1)	(11.5)	(21.9)	(21.3)
Translation expense	(2.2)	(3.2)	(1.6)	7.2
Other income (expense) (net)	(30.6)	8.5	(40.0)	(6.1)

Earnings (losses) before taxes & minority interest	59.8	66.9	130.6	72.8
Income taxes	(25.0)	(7.5)	(52.0)	(23.3)
Minority interest	(10.4)	(12.5)	(19.6)	(12.7)

Net income (loss)	24.4	46.9	59.0	36.8

Net income (loss) per share(*)	0.216	0.371	0.523	0.291
Net income (loss) per ADR(*)	0.433	0.742	1.044	0.582

Depreciation	44.2	44.6	86.1	90.6
EBITDA	159.2	133.9	301.0	210.1
EBITDA margin	38.3%	37.8%	39.3%	33.7%

(*)	Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 112,827,049 and 126,441,930 as of December 31, 2004 and December 31, 2003, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

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Quilmes Industrial (Quinsa) S.A.
Page Twelve – March 2, 2005

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(US. Dollars in millions)

	Six months ended		Twelve months ended
	December 31st,		December 31st,
	2004	2003	2004	2003
NET SALES

Argentina (beer)	183.9	157.6	345.4	273.2
Argentina (CSD & other)	90.8	76.3	167.9	139.2
Bolivia	61.9	51.8	108.0	92.2
Chile	12.2	11.1	23.0	22.2
Paraguay (beer)	48.3	41.8	90.6	71.6
Uruguay	21.5	16.5	36.7	26.4
Interarea sales and other adjustments	(3.5)	(1.3)	(6.4)	(2.1)

Total	415.1	353.8	765.2	622.7

	Six months ended		Twelve months ended
	December 31st,		December 31st,
	2004	2003	2004	2003
EBITDA

Argentina (beer)	79.2	67.1	156.3	106.5
Argentina (CSD & other)	10.1	13.0	21.3	18.2
Bolivia	35.7	26.7	60.6	46.5
Chile	0.8	0.6	1.6	0.8
Paraguay (beer)	27.5	23.1	51.8	35.8
Uruguay	6.7	4.6	11.2	4.4

Other	(0.8)	(1.2)	(1.8)	(2.1)

Total	159.2	133.9	301.0	210.1

-more-

Quilmes Industrial (Quinsa) S.A.
Page Thirteen — March 2, 2005

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(US. Dollars in millions)

	As of December 31st,
	2004	2003
ASSETS
Cash, Cash Equivalents and Government Securities	120.5	139.4
Inventories	85.6	78.8
Accounts receivable	45.7	43.1
Other Current Assets	20.8	27.2

Total Current Assets	272.6	288.5
Property, Plant and Equipment, Net	550.1	581.9
Goodwill	313.1	318.4
Long term cash investments	101.4	53.7
Other Assets	281.3	180.5

Total Assets	1,518.5	1,423.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	106.6	104.1
Long-Term Bank Debt	257.7	238.6
Other Liabilities	240.8	209.9

Total Liabilities	605.1	552.6
Minority Interest	151.2	156.1
Shareholders’ Equity	762.2	714.3

Total Liabilities and Shareholders Equity	1,518.5	1,423.0